Exhibit 99.1

Luokung Technology Corp. Announces the Closing of $32.8 Million Registered Direct Offering

BEIJING, Sept. 22, 2021 (PRNewswire) – Luokung Technology Corp. (the “Company” or “Luokung”) (NASDAQ: LKCO), today announced that on September 22, 2021, it closed its previously announced registered direct offering of (i) 27,333,300 ordinary shares and (ii) warrants to purchase 13,666,650 ordinary shares at a combined purchase price of $1.20. The gross proceeds to Luokung from this offering are approximately $32.8 million, before deducting placement agent fees and other estimated offering expenses. The warrants have an exercise price of $1.60 per share and expire three years from the date of issuance.

FT Global Capital, Inc. acted as the exclusive placement agent for the transaction. Spartan Capital Securities, LLC acted as advisor to the transaction.

Pryor Cashman LLP acted as counsel to the Company and Morgan, Lewis & Bockius LLP acted as counsel to the placement agent in connection with the offering.

The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The securities were offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-233108) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on August 16, 2019. A prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available for free on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and related intelligent spatial-temporal big data, Luokung established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including autonomous driving, vehicle-road collaboration (V2X), smart transportation, smart travel, local business LBS, new infrastructure, smart cities, and smart industries (emergency, natural resources, environmental protection, water conservancy, energy, smart training, among others). The Company routinely provides important updates on its website: www.luokung.com/en.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com